Issuer Free Writing Prospectus, dated March 9, 2010
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration No. 333-161370
Anadarko Petroleum Corporation
Pricing Term Sheet

Issuer:	Anadarko Petroleum Corporation

Distribution:	SEC Registered

Security Description:	6.200% Senior Notes due March 15, 2040

Aggregate Principal Amount:	$750,000,000

Gross Proceeds:	$744,547,500

Net Proceeds (Before Expenses):	$737,985,000

Coupon:	6.200%

Maturity:	March 15, 2040

Offering Price:	99.273% of principal amount

Yield to Maturity:	6.254%

Spread to Benchmark Treasury:	+ 155 bps

Benchmark Treasury:	UST 4.375% due November 15, 2039

Benchmark Yield:	4.704%

Ratings (Moody’s/S&P/Fitch):	Baa3/BBB-/BBB- (Stable/Stable/Stable)

Interest Payment Dates:	Semi-annually on each March 15 and September 15, commencing September 15, 2010

Optional Redemption:	Make whole call @ T+25 bp at any time

Trade Date:	March 9, 2010

Settlement Date:	March 16, 2010 (T+5)

CUSIP:	032510 AC3

ISIN:	US032510AC36

Joint Bookrunners:	UBS Securities LLC
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Morgan Stanley & Co. Incorporated

Co-Managers:	BNP Paribas Securities Corp.
DnB NOR Markets, Inc.
J.P. Morgan Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.
RBS Securities Inc.
SG Americas Securities, LLC
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC at 877-827-6444 ext. 561-3884, Goldman, Sachs & Co. at 866-471-2526, Citigroup Global Markets Inc. at 877-858-5407, Credit Suisse Securities (USA) LLC at 800-221-1037, Deutsche Bank Securities Inc. at 800-503-4611 or Morgan Stanley & Co. Incorporated at 866-718-1649.